FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter delivered by Banco de Chile to the Chilean Financial Market Commission and local stock exchanges, informing them on the resolutions adopted on the Extraordinary Shareholders Meeting held on this day.

Santiago, November 10, 2025

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter No. 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”), and General Rule No. 30 of the CMF, I inform you as Material Information that in Extraordinary Shareholders’ Meeting held today, the following was resolved:

1.	Approval of the following amendments to Banco de Chile’s bylaws:

a)	To amend Article Two, maintaining the city of Santiago as corporate domicile, and eliminating the reference to the commune of Santiago.

b)	To amend Article Eight, to reduce the number of regular directors from 11 to 9 members.

c)	To amend Article Nine, to adjust the minimum assistance quorum required to establish a meeting of the board of directors from 6 to 5 regular or alternate directors.

d)	To amend Article Ten, regarding the convening of extraordinary meetings of the board of directors.

e)	To amend Article Nineteen, to incorporate as a permanent rule in the Bylaws the possibility of participating and/or voting in Shareholders’ Meetings through systems and procedures agreed upon by the Board of Directors, including technological means.

f)	To amend Article Twenty-Three, to update its text relating to the availability of the Annual Report for shareholders and the general public.

g)	To amend Articles Thirteen, Sixteen and Twenty-Four, to replace the references to the Superintendency and the Superintendent of Banks and Financial Institutions for the Financial Market Commission.

h)	To eliminate the Third Transitional Article.

i)	To remove the Second and Fourth Transitional Articles.

j)	To include a new Second Transitional Article so that, at the next Ordinary Shareholders’ Meeting, held after the registration and publication of the certificate issued by the Financial Market Commission regarding the amendment to the Bylaws, nine regular directors shall be elected in accordance with the amendment to Article Eight, and from that date onward, Article Nine of the Bylaws shall apply as per the text the Extraordinary Shareholders’ Meeting has approved.

2.	Approval of the consolidated text of Banco de Chile’s Bylaws.

3.	To implement the amendment to the Bylaws and grant the powers required to carry out the resolutions adopted regarding the aforementioned matters.

Sincerely,

Eduardo Ebensperger Orrego

CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2025

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO